UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 33-93970, 333-33661 and 333-26925

INTERNATIONAL WIRE GROUP, INC.

(Exact name of Registrant as specified in charter)

101 South Hanley Road
St. Louis, Missouri 63105
(314) 719-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11 3/4% Senior Subordinated Notes due 2005
11 3/4% Series B Senior Subordinated Notes due 2005
14% Senior Subordinated Notes due 2005

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Security	Approximate Number of Holders
11 3/4% Senior Subordinated Notes due 2005	50
11 3/4% Series B Senior Subordinated Notes due 2005	50
14% Senior Subordinated Notes due 2005	1

Pursuant to the requirements of the Securities Exchange Act of 1934, International Wire Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 29, 2004	By:	/s/ David J. Webster
David J. Webster
Chief Restructuring Officer